Exhibit 99.103

Certificate of Amendment	Certificat de modification
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

PROMETIC LIFE SCIENCES INC.

PROMETIC SCIENCES DE LA VIE INC.

Corporate name / Dénomination sociale

307730-6

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.	JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

Raymond Edwards

Director / Directeur

2019-06-28

Date of amendment (YYYY-MM-DD)

Date de modification (AAAA-MM-JJ)

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name

Dénomination sociale

PROMETIC LIFE SCIENCES INC.

PROMETIC SCIENCES DE LA VIE INC.

2	Corporation number

Numéro de la société

307730-6

3	The articles are amended as follows

Les statuts sont modifiés de la façon suivante

See attached schedule / Voir l’annexe ci-jointe

4	Declaration: I certify that I am a director or an officer of the corporation.

Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par Patrick Sartore
Patrick Sartore 450-781-0115

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

SCHEDULE

The articles are amended as follows:

All the issued and outstanding Common Shares of the Corporation are consolidated on the basis of a consolidation ratio of one thousand (1,000) pre-consolidation Common Shares for one (1) post-consolidation Common Share (the “Consolidation”).

Where the Consolidation results in a shareholder of the Corporation being entitled to a fractional Common Share that is equivalent to less than 75% of a whole post-consolidation Common Share, the holder shall be entitled to receive in exchange for such fractional post-consolidation Common Shares a cash payment equal to the number of pre-consolidation Common Shares held by such holder multiplied by the average closing price of the pre-consolidation Common Shares on the TSX for the five trading days immediately prior to July 5, 2019 except for amounts of C$5 or less, which shall be retained for the benefit of the Corporation, such payment to be made on presentation and surrender to the Corporation for cancellation of the certificate or certificates representing the issued and outstanding pre-consolidation Common Shares or an affidavit of loss in lieu thereof.

Where the Consolidation results in a shareholder of the Corporation being entitled to a fractional Common Share that is equivalent to 75% or more of a whole post-consolidation Common Share, the number of post-consolidation Common Shares issued to such shareholder shall be rounded up to the nearest whole number of Common Shares.